Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and demand filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

DEPARTMENT OF PUBLIC SERVICE REGULATION

BEFORE THE PUBLIC SERVICE COMMISSION

OF THE STATE OF MONTANA

IN THE MATTER OF	)
Joint Notice of	)
Merger Between	)
)
SBC COMMUNICATIONS INC.	)
	)	UTILITY DIVISION
and	)
	)	Docket No.
AT&T CORP., on behalf of	)
AT&T COMMUNICATIONS OF THE	)
MOUNTAIN STATES, INC.	)
)

JOINT NOTICE OF MERGER BETWEEN SBC COMMUNICATIONS

INC. AND AT&T CORP., ON BEHALF OF AT&T COMMUNICATIONS

OF THE MOUNTAIN STATES, INC.

February 28, 2005

DISCLOSURE NOTICE

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.   Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Notice Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger:  (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

JOINT NOTICE OF MERGER BETWEEN SBC COMMUNICATIONS

INC. AND AT&T CORP., ON BEHALF OF AT&T COMMUNICATIONS

OF THE MOUNTAIN STATES, INC.

1.             SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) have entered into an Agreement and Plan of Merger (“Merger Agreement”) (Exhibit A hereto).  SBC and AT&T, on behalf of its wholly owned subsidiary, AT&T Communications of the Mountain States, Inc. (“AT&T-MT”) respectfully notify the Commission of that fact; describe the proposed merger below; and submit that the Commission is without jurisdiction to approve or disapprove the proposed merger, because no Montana statute authorizes the Commission to do so.(1)

2.             If, however, the Commission decides to evaluate the merger, SBC, AT&T and AT&T-MT (“Joint Applicants”), without waiving their jurisdictional objection, respectfully request that the Commission approve the proposed merger.

INTRODUCTION

3.             SBC is a Delaware corporation with its principal place of business in San Antonio, Texas.  SBC is the holding company parent of SBC Long Distance, Inc., f/k/a  Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), which is authorized to provide resold and facilities-based local exchange service and exchange access service and resold interexchange telecommunication services in the State of Montana, and of SNET America, Inc. d/b/a SBC Long Distance East (“SNET LD”), which is authorized to provide in-state toll services in the State of Montana.  There will be no change in the assets, ownership, or control of SBC Long Distance or SNET LD as a consequence of the merger.  SBC itself does not directly provide any services, in Montana or elsewhere.

(1)           As further explained below, the proposed merger that is the subject of this submission is at the holding company level; it entails no change in the direct ownership of any subsidiary of SBC or AT&T.

4.             AT&T is a New York corporation with its principal place of business in Bedminster, New Jersey.  AT&T is the holding company parent of AT&T-MT, which provides resold and facilities-based telecommunications services throughout the State of Montana.  There will be no change in the assets or ownership of AT&T-MT, or any other AT&T-controlled entity registered with the Commission, as a result of the merger.  Rather, consummation of the merger will effect an indirect change in the control of the registered AT&T subsidiaries, as SBC will become the corporate parent of AT&T.

5.             Neither SBC Long Distance nor SNET LD nor AT&T-MT nor any other entity registered with this Commission, if any, that is under the direct or indirect control of AT&T or SBC is an incumbent local exchange carrier, as that term is defined in the federal Communications Act of 1934, as amended.

6.             The proposed transaction responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they may serve their customers better.  Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services, to a greater extent than either company could provide on a stand-alone basis.  The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

7.             SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in more than

50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Laboratories (“AT&T Labs”), skilled networking capabilities, and a base of government and large business customers.

8.             The merger will result in increased innovation and prompt the development of services that would otherwise not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers should ultimately enjoy capabilities that once were available predominantly to the largest business and government customers.

9.             The merged organization will offer a broader array of services to a broader spectrum of customers than either company would on its own.  As a result of the combination of the SBC and AT&T networks, transport will be more efficient, reliability will increase, and the quality of service should be higher.

10.           This transaction will benefit customers throughout the country and internationally.  The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans more than 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

11.           The Telecommunications Act of 1996 removed barriers to competitive entry in local exchange and long distance services.  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

12.           At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced rapidly to challenge and displace traditional communications services.  Wireline and wireless networks are more robust, faster, and have greater bandwidth at all levels than they had just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services.  The shift from dial-up to broadband Internet access – first via cable modems, then through massive investment in DSL – has unleashed a dramatic expansion of the content and service available to tens of millions of Americans.  The widespread adoption of broadband connections to the Internet has led to voice over Internet Protocol (“VoIP”).  Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access.  Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.(2)

13.           These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks.  The existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T, standing alone, has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network that is capable of serving all segments of the communications market.

14.           Indeed, the continuing entry of new competitors and the introduction of new technologies have pushed carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

(2)           Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=.

15.           A decade of technological changes also has led to financial reverses and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

16.           This transaction responds to these developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone.  The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will Not Be Impaired

17.           Apart from its affirmative public interest benefits, the merger will not reduce competition.  In the current IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to mass market and business customers.  Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses.  In 2005, for the first time, there will be more wireless than wireline connections in the United States.(3)  Substitution of wireless minutes for wireline usage has been growing rapidly, pace, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.”  The introduction of 3G wireless services will intensify this trend.  In an

(3)           Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.

18.           The same is true of the wireline segment of the market itself.  The operations of the two companies are largely complementary – AT&T is focused on national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region.  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

19.           The merger will not diminish competition for mass market customers.  Well before the Merger Agreement, AT&T made a unilateral decision to discontinue actively marketing local and long distance service to residential and small business customers.  As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible.

20.           Not only will AT&T no longer be an active competitor for mass market customers, but increasingly, the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.

21.           Nor will the merger have an adverse effect on the highly competitive business segments of the market.  These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers.  Order, In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, 11 FCC Rcd. 3271,

3306, ¶ 65, 3308 ¶ 71 (1995).  The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

No Effect on Commission Jurisdiction

22.           As a result of the merger, AT&T will become a wholly-owned first tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Montana.  The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are registered with by this Commission and subject to its regulatory authority.

*        *        *

23.           In sum, the merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Applicants’ operating subsidiaries to continue providing existing services at just and reasonable rates, will augment competitive markets nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T (or SBC) operating subsidiaries subject to the Commission’s jurisdiction.  Indeed, the merger will enhance AT&T’s and SBC’s abilities to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

24.           The Joint Applicants respectfully submit that the public interest will be served if the proposed merger is permitted to be consummated quickly.  The Joint Applicants offer the following additional information in support of this Application:

I.                                         THE PARTIES

A.            SBC Communications Inc. (“SBC”)

25.           SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region that does not include Montana.  Through its subsidiaries, SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation IP-based services to 18 million households within three years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, attached as Exhibit B.(4)

B.            AT&T Corp. (“AT&T”)

26.           AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Labs, a world-leading source of research and development.  Information concerning

(4)           SBC wholly owns two subsidiaries that provide IXC and CLEC services and that are registered in the State of Montana but that are not involved in the proposed merger transaction.  SBC Long Distance is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance registered with this Commission in March, 2004, to provide resold and facilities-based local exchange and exchange access services, and in June, 1997, to provide resold interexchange telecommunications services.  SNET LD is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SNET LD registered with this Commission in July, 1997, to provide resold direct dialed, toll free and travel card services.

AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, attached as Exhibit C.

C.            AT&T Subsidiary

27.           AT&T Communications of the Mountain States, Inc., is a Colorado corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  AT&T-MT, which had previously registered with this Commission to provide resold and facilities-based interexchange services throughout the State of Montana, registered with this Commission on February 29, 1996, to provide resold and facilities-based competitive local exchange telecommunications services throughout the state.  Additionally, AT&T-MT began offering local residential service in Montana via UNE-P in areas served by incumbent LECs on March 2, 2004.

D.            Designated Contacts

SBC Contacts

James D. Ellis

Wayne Watts

Paul Mancini

Joseph E. Cosgrove, Jr.

Danny A. Hoek

Adam E. McKinney

175 East Houston

SBC Communications Inc.

San Antonio, TX  78205-2233

(210) 351-5059

Theodore A. Livingston

Dennis G. Friedman

Jeffrey A. Berger

Mayer Brown Rowe & Maw

190 South LaSalle Street

Chicago, IL  60603

(312) 782-0600

Stephen R. Brown

Garlington, Lohn & Robinson, PLLP

199 West Pine

P.O. Box 7909

Missoula, MT  59807-7909

(406) 523-2558

Joseph P. Mazurek

Michael W. Green

Crowley, Haughey, Hanson, Toole & Dietrich P.L.L.P.

100 North Park Avenue, Suite 300

Helena, MT  59601

(406) 457-2021

AT&T Contacts

Thomas C. Pelto

AT&T

1875 Lawrence Street, Suite 1500

Denver CO 80202

Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, CO  80202

(303) 295-8461

II.                                     DESCRIPTION OF THE PLANNED TRANSACTION

28.           On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  (Exhibit A).

29.           The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire 100% of the ownership and control of AT&T and AT&T will be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”).  AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

30.           In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

31.           The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SNET LD, AT&T-MT or other entities (if any) registered with this Commission that are under the direct or indirect control of AT&T or SBC.  There will be no transfer of assets of those registered entities in connection with the merger.

III.                                 LACK OF COMMISSION AUTHORITY TO REVIEW SBC’S ACQUISITION OF AT&T

32.           SBC, AT&T and AT&T-MT submit that the laws of Montana do not authorize the Commission to review the proposed merger.  However, if the Commission determines that it will review this merger, SBC, AT&T and AT&T-MT request that the Commission expeditiously approve the Agreement and Plan of Merger.

IV.                                THE MERGER WILL SERVE THE PUBLIC INTEREST

A.            General Benefits of the Proposed Merger

33.           The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, and to accelerate the deployment of advanced, next generation IP networks and services, to a greater extent than either company on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

34.           The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

35.           The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and the State of Montana.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and enhanced capabilities to meet future needs.

36.           The merger will increase innovation and investment, which will make existing services more efficient and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers

37.           Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multiprotocol Label Switching networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of cost savings, including savings in both fixed and variable costs.

B.            Post-Merger Competition

38.           The merger will not adversely affect competition in the provision of services to business or mass market customers in Montana.  There are other providers that are capable of providing telecommunications services to customers in Montana, including incumbent providers such as Qwest, as well as CLECs, and wireless and other intermodal companies.  For example, according to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were four CLECs serving over 19,000 access lines in Montana.  As recently as December, 2002, there were no CLEC-served access lines in Montana, so the past two years alone has seen a tremendous increase in CLEC activity.  Additionally, according to the same FCC Report, as of December 30, 2003, wireless carriers operating in the State of Montana, served nearly 375,000 residents, a 34% increase from 2001.

39.           The merger will not adversely affect competition not only because SBC’s and AT&T’s operating subsidiaries compete with incumbent carriers and other service providers, but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is in the sale of services nationwide and globally to large, multi-location businesses.

40.           The merger will not diminish competition for mass market customers.  AT&T made a widely publicized pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  Not only will AT&T no longer be an active competitor for mass market customers, but increasingly, the competition for such customers is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.  Indeed, SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Before its decision to cease actively marketing mass market landline voice service, AT&T had developed a VoIP service, known as AT&T CallVantage Service. By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined organization to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of the SBC 13-state region.

41.           The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, where the companies compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.  AT&T does not compete in the provision of retail broadband mass market services.  Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.  Finally, SBC has only very limited, resale-based retail international operations.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

42.           In the past, the Commission has focused on serving the goals of the federal Telecommunications Act of 1996.  The two main goals of that Act – promoting competition in all markets and services and encouraging deployment and availability of next-generation broadband services – will be served by this merger.  The merger will create a stronger competitor than either AT&T or SBC standing alone, and should allow the combined organization to provide more and better next-generation services.

C.            Quality of Service and Rates

43.           The proposed merger will not adversely affect the availability or quality of the services currently offered by SBC Long Distance, SNET LD, AT&T-MT, or any other entity registered with this Commission that is under the direct or indirect control of AT&T or SBC.  Nor will it negatively impact the safety and welfare of the public.  All of those entities will continue to exist in their current form upon consummation of the merger.  Customers of AT&T-MT, and any other entities registered with this Commission that are under the direct or indirect control of AT&T, will experience no change in the rates, terms or conditions on which they obtain services as a result of the merger.  In general, the merger will be transparent to Montana customers of those registered entities; the merger will cause no change in or interruption to their current services and will not alter existing tariffs or customer arrangements.  For the same reasons, the merger will cause no confusion among or inconvenience to those entities’ customers in Montana.

44.           The combined organization of SBC and AT&T will be better positioned to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

D.            The Financial Strength of the Resulting Organization

45.           The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  For example, AT&T revenues declined from $49.3 billion in 1999 to $30.5 billion in 2004, and AT&T is projecting a further decline in revenues of 15% to 18% in 2005.  AT&T’s capital expenditures declined from $13.5 billion in 1999 to $1.8 billion in 2004.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  The merger of AT&T with a financially strong company will improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  For example, the announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from junk status to investment grade.

46.           The estimated net present value of these operating and capital expense synergies is $15 billion.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure noted above will benefit all of its subsidiaries as well.

E.             Employment Outlook

47.           The merger of SBC and AT&T will create a stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from more than 100,000 employees to approximately 47,000.  SBC likewise has reduced its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, this merger, on a nationwide basis, should produce more jobs in the long term than if the companies continued operations independently.

48.           By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies, and improvement of existing services.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed.

49.           Both the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  Morton Bahr, President of the CWA stated on January 31, 2005, “With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Exhibit D.  The IBEW similarly cheered the merger:  “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

F.             Corporate Citizenship

50.           As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, AT&T, SBC, and their affiliates and subsidiaries operating in Montana will continue their traditions of community involvement and good corporate citizenship.

G.            The Authority of This Commission to Regulate Rates and Service

51.           The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiary or subsidiaries currently operating in Montana and registered with this Commission.  Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those registered entities in accordance with applicable law to the same extent that it does today.

H.            Related Governmental Filings

52.           In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger.  In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction.  The following state commissions also may review the merger:  Alaska, California, Colorado, Minnesota, Mississippi, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Vermont, Virginia, West Virginia, and Wyoming.  SBC and AT&T also will make certain notifications to or filings with regulatory authorities in numerous countries in which SBC or AT&T holds direct or indirect investments in telecommunications companies.

V.                                    CONCLUSION

53.           Wherefore, for the foregoing reasons, SBC, AT&T and AT&T-MT respectfully request that the Commission determine that it is without jurisdiction to approve or disapprove the proposed merger or, in the alternative, that the Commission approve the proposed merger.

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February 28, 2005	Respectfully submitted,

SBC Communications Inc.	AT&T Corp.

By	By
One of its attorneys	One of its attorneys

James D. Ellis	Donald W. Quander
Wayne Watts	Holland & Hart LLP
Paul Mancini	401 North 31st Street
Joseph E. Cosgrove, Jr.	Suite 1500
Danny A. Hoek	Billings, MT 5910`1-1200
Adam E. McKinney	(406) 252-2166
SBC Communications Inc.
175 East Houston	Mary B. Tribby
San Antonio, TX 78205-2233	Holland & Hart, LLP
(210) 351-5059	555 17th Street
Suite 3200
Theodore A. Livingston	Denver, CO 80202
Dennis G. Friedman	(303) 295-8461
Mayer, Brown, Rowe & Maw, LLP
190 South LaSalle Street
Chicago, IL 60603
(312) 782-0600

Stephen R. Brown
Garlington, Lohn & Robinson, PLLP
199 West Pine
P.O. Box 7909
Missoula, MT 59807-7909
(406) 523-2558

Joseph P. Mazurek
Michael W. Green
Crowley, Haughey, Hanson, Toole &
Dietrich P.L.L.P.
100 North Park Avenue, Suite 300
Helena, MT 59601
(406) 457-2021

Exhibit D

Communications Workers of America

CWA	The Union for the Information Age

Communications Workers of America	AFL-CIO, CLC

Press Releases

NEWS RELEASE	For More Information:
For Immediate Release	Jeff Miller or Candice
1/31/2005	Johnson
CWA Communications, 202-
434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

# # #

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Exhibit E

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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